Issuer Free Writing Prospectus dated June 16, 2009

Supplementing the Preliminary Prospectus dated June 9, 2009

Filed pursuant to Rule 433

Registration No. 333-159471

CHEMSPEC INTERNATIONAL LIMITED

Chemspec International Limited, or Chemspec, has filed a registration statement, including a preliminary prospectus, with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the preliminary prospectus in that registration statement, any relevant free writing prospectuses and other documents Chemspec has filed with the SEC for more complete information about Chemspec and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Chemspec, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free in the United States: +1 (800) 221-1037. You may also access Chemspec’s updated preliminary prospectus dated June 16, 2009, which is included in Amendment No. 2 to Chemspec’s Registration Statement on Form F-1, or Amendment No. 2, as filed via EDGAR with the SEC on June 16, 2009, by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1463398/000119312509131521/df1a.htm

This free writing prospectus summarizes the amendments that were made in Amendment No. 2. All references to page numbers are to the page numbers of Amendment No. 2. The following information supplements and updates the information contained in Chemspec’s preliminary prospectus dated June 9, 2009.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The selected consolidated financial and operating data has been amended to add the line item “cash dividends declared per ADS” to the table. The relevant disclosure in tabular format (as amended) on page 55 is set forth below:

	Year Ended December 31,						Three Months Ended March 31,
	2004	2005	2006	2007	2008	2008	2008	2009	2009
	RMB	RMB	RMB	RMB	RMB	US$	RMB	RMB	US$
	(in thousands, except share, per share and per ADS data)
Selected Consolidated Statement of Income Data
Sales	145,932	350,954	580,747	589,349	944,854	138,280	163,195	200,299	29,314
Gross profit	52,829	174,403	328,549	332,493	394,131	57,681	68,146	75,920	11,111
Selling expenses	(3,194)	(5,624)	(8,798)	(10,234)	(11,871)	(1,737)	(4,009)	(2,923)	(428)
General and administrative expenses	(7,124)	(23,205)	(22,714)	(30,934)	(58,140)	(8,509)	(12,319)	(13,504)	(1,976)
Research and development expenses	(4,743)	(6,587)	(18,648)	(18,169)	(27,483)	(4,022)	(4,798)	(8,772)	(1,284)
Income from operations	37,554	139,726	281,682	273,138	295,526	43,250	46,957	50,081	7,329
Foreign currency exchange loss, net	(48)	(1,126)	(1,951)	(2,036)	(9,513)	(1,391)	(799)	(2,740)	(401)
Earnings before income taxes and extraordinary item	37,349	138,740	279,929	271,615	285,990	41,855	46,259	47,200	6,908
Income tax (expense) benefit	(4,646)	(15,041)	(43,902)	(37,443)	31,915	4,671	12,478	(10,869)	(1,591)

Income before extraordinary item	32,703	123,699	236,027	234,172	317,905	46,526	58,737	36,331	5,317
Extraordinary item: gain on acquisition of remaining equity interest in a subsidiary (net of RMB nil income tax)	—	15,313	—	—	—	—	—	—	—

Net income	32,703	139,012	236,027	234,172	317,905	46,526	58,737	36,331	5,317
Net (income) loss attributable to non-controlling interests	(5,866)	(11,343)	519	(132)	(4,130)	(605)	(8)	(3,625)	(530)

Net income attributable to our shareholders(1)	26,837	127,669	236,546	234,040	313,775	45,921	58,729	32,706	4,787

Basic earnings per ordinary share attributable to our shareholders(1)(2)	RMB 0.01	RMB 0.07	RMB 0.13	RMB 0.13	RMB 0.17	US$ 0.02	RMB 0.03	RMB 0.02	US$ 0.00
Diluted earnings per ordinary share attributable to our shareholders(1)(2)	RMB 0.01	RMB 0.07	RMB 0.13	RMB 0.13	RMB 0.17	US$ 0.02	RMB 0.03	RMB 0.02	US$ 0.00
Extraordinary item attributable to our shareholders	—	RMB 0.01	—	—	—	—	—	—	—
Basic income per ADS(1)	RMB 0.89	RMB 4.26	RMB 7.88	RMB 7.80	RMB 10.46	US$ 1.53	RMB 1.96	RMB 1.09	US$ 0.16
Diluted income per ADS(1)	RMB 0.89	RMB 4.26	RMB 7.88	RMB 7.80	RMB 10.44	US$ 1.53	RMB 1.96	RMB 1.09	US$ 0.16
Ordinary shares used in computation:(2)(3)
Basic	1,800,000,000	1,800,000,000	1,800,000,000	1,800,000,000	1,800,000,000	1,800,000,000	1,800,000,000	1,800,000,000	1,800,000,000
Diluted	1,800,000,000	1,800,000,000	1,800,000,000	1,800,000,000	1,802,742,035	1,802,742,035	1,800,247,705	1,805,723,839	1,805,723,839
Cash dividends declared per ordinary share	RMB 0.00	RMB 0.01	RMB 0.16	RMB 0.00	—	—	—	—	—
Cash dividends declared per ADS	RMB 0.28	RMB 0.38	RMB 9.31	RMB 0.07	—	—	—	—	—
Share-based compensation expense during the relevant period included in:
Selling expenses	—	—	—	—	12,210	1,788	308	180	26

General and administrative expenses	—	—	—	—	1,210	177	1,645	4,009	587

Research and development expenses	—	—	—	—	4,497	658	826	1,107	162

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

The disclosure under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” has been revised to conform to the changes in the Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2007 and 2008 and the Unaudited Condensed Consolidated Statements of Cash Flows for the three-month periods ended March 31, 2008 and 2009. The line item “acquisition of additional equity interest in a subsidiary” was moved from cash flows from investing activities to cash flows from financing activities in order to conform to the updated guidance set forth in Statement of Accounting Standards, or SFAS, No. 95 and SFAS No. 160. The relevant disclosure (as amended) on pages 87 and 88 is set forth below:

	Year Ended December 31,					Three Months Ended March 31,
	2006	2007	2008			2008	2009	2009
	(in thousands)
Cash	RMB37,633	RMB56,929	RMB180,081	US$	26,355	RMB101,215	RMB161,587	US$	23,648
Net cash provided by operating activities	189,011	169,916	297,120		43,484	91,278	45,340		6,636
Net cash used in investing activities	83,412	100,601	122,070		17,865	39,047	58,992		8,634
Net cash used in financing activities	156,981	50,085	52,190		7,638	8,123	5,030		736

Investing Activities

Net cash used in investing activities amounted to RMB83.4 million, RMB100.6 million, RMB122.1 million (US$17.9 million) and RMB59.0 million (US$8.6 million) in 2006, 2007, 2008 and the three months ended March 31, 2009, respectively. Net cash used in investing activities largely reflects capital expenditures made in connection with the expansion and upgrade of our research and development and manufacturing facilities, and purchase of land use rights. These capital expenditures were RMB91.6 million in 2006, RMB93.5 million in 2007, RMB127.5 million (US$18.7 million) in 2008 and RMB58.3 million (US$8.5 million) in the three months ended March 31, 2009. In addition, we made payments of RMB17.5 million (US$2.6 million) and RMB0.6 million (US$94,000) for land use rights in 2008 and the three months ended March 31, 2009, respectively, in connection with securing the land for construction of our new facilities. We expect our net cash used in investing activities over the next several years to increase as we execute our expansion plan to further upgrade and improve our existing facilities.

Financing Activities

        Net cash used in financing activities amounted to RMB157.0 million, RMB50.1 million, RMB52.2 million (US$7.6 million) and RMB5.0 million (US$0.7 million) in 2006, 2007, 2008 and the three months ended March 31, 2009, respectively. Cash used in financing activities primarily consists of dividends paid, distributions to shareholders, repayment of bank loans and repayment of borrowings from related parties. Cash provided from financing activities primarily consists of proceeds from bank loans and proceeds from borrowings from related parties. We paid dividends of RMB164.6 million in 2006 and RMB19.4 million in 2007. In addition, in 2006, we made a distribution of RMB99.9 million to shareholders in connection with our reorganization. We paid no dividends in 2008 or in the three months ended March 31, 2009.

Net cash used in financing activities decreased by 38.1% to RMB5.0 million (US$0.7 million) in the three months ended March 31, 2009 from RMB8.1 million in the three months ended March 31, 2008 due to cash paid on the acquisition of additional equity interest in a subsidiary in the three months ended March 31, 2008. Net cash used in financing activities increased by 4.2% to RMB52.2 million (US$7.6 million) in 2008 from RMB50.1 million in 2007. Net cash used in financing activities decreased by 68.1% to RMB50.1 million in 2007 from RMB157.0 million in 2006 primarily due to the significant decrease in dividends paid and distributions to shareholders, which was partially offset by the decrease in proceeds from non-interest bearing borrowings from related parties.

UNDERWRITING

The disclosure under the heading “Underwriting” has been amended to summarize the circumstances that would automatically extend the depositary bank’s period of not accepting any shares for deposit beyond the 180-day period. The amended disclosure on page 165 is set forth below. The disclosure under “Shares Eligible for Future Sale” on page 155 has also been amended to insert a cross-reference to the amended disclosure in “Underwriting”.

In addition, through a letter agreement, we have agreed to instruct Citibank, N.A., as depositary, not to accept any deposit of any ordinary shares or issue any ADSs for 180 days after the date of this prospectus unless we consent to such deposit or issuance, and not to provide consent without the prior written consent of Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc. However, in the event that either (1) during the last 17 days of the 180-day period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the 180-day period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, then in either case the 180-day period will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, unless Credit Suisse Securities (USA) LLC and Citigroup Global Markets Inc. waive, in writing, such an extension. The foregoing does not affect the right of ADS holders to cancel their ADSs and withdraw the underlying ordinary shares.

FINANCIAL STATEMENTS—

Statements of Equity and Comprehensive Income (Loss)

The Consolidated Statements of Equity and Comprehensive Income (Loss) for the years ended December 31, 2006, 2007 and 2008 and the Unaudited Condensed Consolidated Statements of Equity and Comprehensive Income for the three-month periods ended March 31, 2008 and 2009 have been revised to add columns showing comprehensive income attributable to (i) Chemspec International Limited shareholders and (ii) non-controlling shareholders. The relevant disclosure in tabular format (as amended) on pages F-5 and F-46 is set forth below:

	Chemspec International Limited Shareholders									Comprehensive Income (Loss)
	Contributed capital	Ordinary shares		Additional paid-in capital	Statutory reserves	Accumulated other com- prehensive income	Retained earnings	Non- controlling interests	Total	Attributable to Chemspec International Limited Shareholders	Attributable to non- controlling interests	Total
		Number	Amount
	RMB’000		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance as of January 1, 2006	33,430	—	—	12,680	20,680	—	126,491	—	193,281
Effect of Reorganization:
Distribution to shareholders (Note 1)	(33,430)	—	—	—	—	—	(66,446)	—	(99,876)
Issuance of ordinary shares (Note 1)	—	1,800,000,000	18,446	—	—	—	(18,446)	—	—
Dividends to shareholders (Note 20)	—	—	—	—	—	—	(179,282)	—	(179,282)
Appropriation to statutory reserves (Note 13)	—	—	—	—	14,795	—	(14,795)	—	—
Capital contribution	—	—	—	—	—	—	—	8,000	8,000
Comprehensive income (loss)
Net income (loss)	—	—	—	—	—	—	236,546	(519)	236,027	236,546	(519)	236,027
Foreign currency translation adjustment, net of nil tax	—	—	—	—	—	1,544	—	—	1,544	1,544	—	1,544

Total comprehensive income										238,090	(519)	237,571

Balance as of December 31, 2006	—	1,800,000,000	18,446	12,680	35,475	1,544	84,068	7,481	159,694
Appropriation to statutory reserves (Note 13)	—	—	—	—	11,891	—	(11,891)	—	—
Disposal of a subsidiary	—	—	—	—	(3,059)	—	3,059	—	—
Dividends to shareholders	—	—	—	—	—	—	(2,000)	—	(2,000)
Comprehensive income
Net income	—	—	—	—	—	—	234,040	132	234,172	234,040	132	234,172
Foreign currency translation adjustment, net of nil tax	—	—	—	—	—	2,768	—	—	2,768	2,768	—	2,768

Total comprehensive income										236,808	132	236,940

Balance as of December 31, 2007	—	1,800,000,000	18,446	12,680	44,307	4,312	307,276	7,613	394,634
Appropriation to statutory reserves (Note 13)	—	—	—	—	1,530	—	(1,530)	—	—
Share-based compensation (Note 16)	—	—	—	17,917	—	—	—	—	17,917
Acquisition of a subsidiary	—	—	—	—	—	—	—	267	267
Acquisition of noncontrolling interest	—	—	—	—	—	—	—	(3,989)	(3,989)
Comprehensive income
Net income	—	—	—	—	—	—	313,775	4,130	317,905	313,775	4,130	317,905
Foreign currency translation adjustment, net of nil tax	—	—	—	—	—	2,437	—	—	2,437	2,437	—	2,437

Total comprehensive income										316,212	4,130	320,342

Balance as of December 31, 2008	—	1,800,000,000	18,446	30,597	45,837	6,749	619,521	8,021	729,171

Balance as of December 31, 2008—in US$’000			2,700	4,478	6,708	987	90,667	1,174	106,714	46,278	604	46,882

	Chemspec International Limited Shareholders								Comprehensive Income
	Ordinary shares		Additional paid-in capital	Statutory reserves	Accumulated other comprehensive income	Retained earnings	Noncontrolling interests	Total	Attributable to Chemspec International Limited shareholders	Attributable to non- controlling interests	Total
	Number	Amount
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance as of January 1, 2008	1,800,000,000	18,446	12,680	44,307	4,312	307,276	7,613	394,634
Acquisition of a subsidiary	—	—	—	—	—	—	267	267
Acquisition of additional equity interest in a subsidiary	—	—	—	—	—	—	(3,989)	(3,989)
Share-based compensation	—	—	2,779	—	—	—	—	2,779
Comprehensive income
Net income	—	—	—	—	—	58,729	8	58,737	58,729	8	58,737
Foreign currency translation adjustment, net of nil tax	—	—	—	—	1,458	—	—	1,458	1,458	—	1,458

Total comprehensive income									60,187	8	60,195

Balance as of March 31, 2008	1,800,000,000	18,446	15,459	44,307	5,770	366,005	3,899	453,886

Balance as of January 1, 2009	1,800,000,000	18,446	30,597	45,837	6,749	619,521	8,021	729,171
Share-based compensation	—	—	5,296	—	—	—	—	5,296
Comprehensive income
Net income	—	—	—	—	—	32,706	3,625	36,331	32,706	3,625	36,331
Foreign currency translation adjustment, net of nil tax	—	—	—	—	(3)	—	—	(3)	(3)	—	(3)

Total comprehensive income									32,703	3,625	36,328

Balance as of March 31, 2009	1,800,000,000	18,446	35,893	45,837	6,746	652,227	11,646	770,795

Balance as of March 31, 2009—in US$’000		2,700	5,253	6,708	987	95,454	1,704	112,806	4,786	531	5,317

FINANCIAL STATEMENTS—

Statements of Cash Flows

The Consolidated Statements of Cash Flows for the years ended December 31, 2006, 2007 and 2008 and the Unaudited Condensed Consolidated Statements of Cash Flows for the three-month periods ended March 31, 2008 and 2009 have been revised by moving the line item “acquisition of additional equity interest in a subsidiary” from cash flows from investing activities to cash flows from financing activities in order to conform to the updated guidance set forth in SFAS No. 95 and SFAS No. 160. The relevant disclosure in tabular format (as amended) on pages F-6, F-7 and F-47 is set forth below:

	Year ended December 31
	2006	2007	2008	2008
	RMB’000	RMB’000	RMB’000	US$’000
Cash flows from operating activities
Net income	236,027	234,172	317,905	46,526
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment	4,354	8,999	24,109	3,528
Land use rights	300	702	968	142
Loss on disposal of property, plant and equipment	421	1,224	1,424	208
Bad debt expense	383	268	(241)	(35)
Gain on sale of a subsidiary	—	(24)	—	—
Unrealized foreign exchange loss, net	188	1,246	1,573	231
Share-based compensation	—	—	17,917	2,622
Deferred income tax expense (benefit)	115	(39)	16,039	2,347
Changes in operating assets and liabilities:

Pledged bank deposits	(562)	(3,387)	(17,587)	(2,574)
Inventories	(35,953)	(49,671)	(75,837)	(11,099)
Accounts receivable	(67,270)	(6,878)	(54,515)	(7,978)
Due from related parties	—	(50)	—	—
Prepayment and other receivables	(2,841)	(14,211)	16,189	2,369
Accounts payable	16,135	33,084	21,693	3,175
Bills payable	12,562	(4,155)	15,744	2,304
Due to related parties	(933)	(432)	—	—
Accrued expenses and other payables	6,805	(16,111)	13,595	1,990
Income taxes payable	19,280	(14,821)	(1,856)	(272)

Net cash provided by operating activities	189,011	169,916	297,120	43,484

Cash flows from investing activities
Capital expenditures, including interest capitalized	(91,607)	(93,509)	(127,508)	(18,661)
Proceeds from sale of property, plant and equipment	329	1,344	200	29
Proceeds from the sale of a subsidiary (net of RMB 3,414 cash in subsidiary sold in 2007)	—	9,586	3,420	501
Non-interest bearing advances to related parties	(7,580)	(17,019)	(28,400)	(4,156)
Non-interest bearing advances repaid by related parties	40,476	19	45,480	6,656
Acquisition of a subsidiary (net of cash acquired of RMB 6,255)	—	—	2,255	330
Payments for land use rights	(25,030)	(1,022)	(17,517)	(2,564)

Net cash used in investing activities	(83,412)	(100,601)	(122,070)	(17,865)

	Year ended December 31
	2006	2007	2008	2008
	RMB’000	RMB’000	RMB’000	US$’000
Cash flows from financing activities
Capital contributions from noncontrolling shareholders	3,600	4,400	—	—
Distributions to shareholders in connection with the Reorganization	(99,876)	—	—	—
Dividends paid	(164,600)	(19,382)	—	—
Payments for initial public offering costs	—	—	(9,843)	(1,441)
Acquisition of additional equity interest in a subsidiary	—	—	(8,000)	(1,171)
Proceeds from bank loans	40,000	40,000	70,000	10,245
Repayments of bank loans	(2,000)	(40,000)	(50,000)	(7,318)
Proceeds from non-interest bearing borrowings from related parties	80,669	50	20,400	2,986
Repayments of non-interest bearing borrowings from related parties	(14,774)	(35,153)	(74,747)	(10,939)

Net cash used in financing activities	(156,981)	(50,085)	(52,190)	(7,638)

Effect of foreign currency exchange rate changes on cash	(152)	66	292	42
Net (decrease) increase in cash	(51,382)	19,230	122,860	17,981
Cash at beginning of year	89,167	37,633	56,929	8,332

Cash at end of year	37,633	56,929	180,081	26,355

Supplemental disclosures of cash flow information:
Income taxes paid	24,508	53,154	12,670	1,854
Income tax refund	—	—	58,767	8,601
Interest paid, net of amounts capitalized	591	674	2,200	322

Supplemental schedule of non cash investing and financing activities:
Payable for purchase of property, plant and equipment	14,882	18,982	35,097	5,136
Receivable from noncontrolling interest for capital contribution	4,400	—	—	—
Proceeds receivable from sale of a subsidiary	—	3,420	—	—

Dividend payable	17,382	—	—	—
Issuance of ordinary shares in exchange for equity interest in a subsidiary	18,446	—	—	—

	Three-month periods ended March 31
	2008	2009	2009
	RMB’000	RMB’000	US$’000
Cash flows from operating activities
Net income	58,737	36,331	5,317
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property, plant and equipment	4,851	7,973	1,167
Land use rights	174	241	35
Loss on disposal of property, plant and equipment	13	674	99
Unrealized foreign exchange gain, net	(455)	(215)	(31)
Share-based compensation	2,779	5,296	775
Deferred income tax expense	2,699	1,531	224
Changes in operating assets and liabilities:
Pledged bank deposits	(8,292)	(8,367)	(1,225)
Inventories	(23,844)	(192)	(28)
Accounts receivable	17,441	26,155	3,828
Bills receivable	—	(500)	(73)
Prepayment and other receivables	5,799	(7)	(1)
Accounts payable	20,748	(11,741)	(1,718)
Bills payable	9,313	(8,772)	(1,284)
Accrued expenses and other payables	1,006	(6,309)	(923)
Income taxes payable	309	3,242	474

Net cash provided by operating activities	91,278	45,340	6,636

Cash flows from investing activities
Capital expenditures, including interest capitalized	(27,256)	(58,349)	(8,540)
Proceeds from the sale of a subsidiary (net of RMB 3,414 cash in subsidiary sold)	3,420	—	—
Non-interest bearing advances to related parties	(11,000)	—	—
Acquisition of a subsidiary (net of cash acquired of RMB 6,255)	6,255	—	—
Payments for land use rights	(10,466)	(643)	(94)

Net cash used in investing activities	(39,047)	(58,992)	(8,634)

Cash flows from financing activities
Payments for initial public offering costs	(1,060)	(30)	(4)
Acquisition of additional equity interest in a subsidiary	(3,000)	—	—
Proceeds from bank borrowings	20,000	15,000	2,195
Repayments of bank borrowings	(25,000)	(20,000)	(2,927)
Proceeds from non-interest bearing borrowings from related parties	14,200	—	—
Repayments of non-interest bearing borrowings from related parties	(13,263)	—	—

Net cash used in financing activities	(8,123)	(5,030)	(736)

Effect of foreign currency exchange rate changes on cash	178	188	27

Net increase (decrease) in cash	44,108	(18,682)	(2,734)
Cash at beginning of period	56,929	180,081	26,355

Cash at end of period	101,215	161,587	23,648

	Three-month periods ended March 31
	2008	2009	2009
	RMB’000	RMB’000	US$’000
Supplemental disclosures of cash flow information:

Income taxes paid	789	6,097	892
Income tax refund	16,274	—	—
Interest paid, net of amounts capitalized	222	771	113

Supplemental schedule of noncash investing and financing activities:

Payable for purchase of property, plant and equipment	15,773	34,878	5,104
Payable for acquisition of additional equity interest in a subsidiary	5,000	—	—
Payable for acquisition of a subsidiary	4,000	—	—